UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 14, 2012

Commission File Number: 001-35408

AVG TECHNOLOGIES N.V.

Gatwickstraat 9-39

1043 GL Amsterdam

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Item

1. AVG Technologies N.V. Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2012

Item 1

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AVG TECHNOLOGIES N.V.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars)

	December 31, 2011	June 30, 2012
ASSETS
Current assets:
Cash and cash equivalents	$60,740	$123,725
Trade accounts receivable, net	25,363	29,325
Inventories	883	654
Deferred income taxes	18,394	18,394
Prepaid expenses	3,975	5,401
Prepaid share issuance cost	6,820	—
Other current assets	6,363	7,759

Total current assets	122,538	185,258

Property and equipment, net	12,436	11,888
Deferred income taxes	59,750	58,571
Intangible assets, net	35,035	38,538
Goodwill	71,367	71,633
Investment in equity affiliate	511	402
Investments	9,750	9,750
Other assets	248	1,482

Total assets	$311,635	$377,522

LIABILITIES, PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$11,035	$13,497
Accrued compensation and benefits	15,941	19,156
Accrued expenses and other current liabilities	30,878	33,366
Current portion of long-term debt	41,125	23,500
Income taxes payable	4,161	5,184
Deferred revenue	120,269	125,845

Total current liabilities	223,409	220,548

Long-term debt, less current portion	184,315	173,898
Deferred revenue, less current portion	30,839	30,937
Other non-current liabilities	3,397	4,169

Total liabilities	441,960	429,552

Commitments and contingencies (Note 11)
Class D preferred shares	191,954	—
Shareholders’ deficit:
Ordinary shares	476	722
Additional paid-in capital (Distributions in excess of capital)	(388,225)	(138,092)
Accumulated other comprehensive loss	(6,324)	(5,852)
Retained earnings	71,794	91,192

Total shareholders’ deficit	(322,279)	(52,030)

Total liabilities, preferred shares and shareholders’ deficit	$311,635	$377,522

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

AVG TECHNOLOGIES N.V.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of U.S. Dollars – except for share data and per share data)

	Three Months Ended		Six Months Ended
	June 30, 2011	June 30, 2012	June 30, 2011	June 30, 2012
Revenue:
Subscription	$43,049	$47,354	$86,129	$93,984
Platform-derived	23,100	35,169	40,794	71,524

Total revenue	66,149	82,523	126,923	165,508

Cost of revenue:
Subscription	5,622	6,612	11,455	13,803
Platform-derived	1,784	7,292	3,165	10,666

Total cost of revenue	7,406	13,904	14,620	24,469

Gross profit	58,743	68,619	112,303	141,039
Operating expenses:
Sales and marketing	18,159	20,396	34,714	41,412
Research and development	8,184	13,129	15,643	27,148
General and administrative	11,047	15,465	17,652	31,804

Total operating expenses	37,390	48,990	68,009	100,364

Operating income	21,353	19,629	44,294	40,675
Other income (expense):
Interest income	16	27	19	65
Interest and finance costs	(5,122)	(4,623)	(6,108)	(9,928)
Other, net	354	(572)	(654)	(1,486)

Other expense, net	(4,752)	(5,168)	(6,743)	(11,349)

Income before income taxes and loss from investment in equity affiliate	16,601	14,461	37,551	29,326
Benefit (provision) for income taxes	58,496	(3,346)	55,585	(7,264)
Loss from investment in equity affiliate	(57)	(69)	(119)	(109)

Net income	$75,040	$11,046	$93,017	$21,953

Other comprehensive income (loss):
Foreign currency translation gain (loss)	$(524)	$(602)	$(668)	$472

Other comprehensive income (loss)	(524)	(602)	(668)	472

Comprehensive income	$74,516	$10,444	$92,349	$22,425

Net income	$75,040	$11,046	$93,017	$21,953
Preferred share dividends	(1,802)	—	(3,604)	(753)
Distributed and undistributed earnings to participating securities	(22,251)	—	(26,299)	—

Net income available to ordinary shareholders – basic	$50,987	$11,046	$63,114	$21,200

Net income available to ordinary shareholders – basic	$50,987	$11,046	$63,114	$21,200
Net income available to ordinary shareholders – diluted	$50,987	$11,046	$63,114	$21,953
Earnings per ordinary share – basic	$1.42	$0.20	$1.75	$0.42
Earnings per ordinary share – diluted	$1.31	$0.20	$1.63	$0.41
Weighted-average shares outstanding – basic	36,000,000	54,385,471	36,000,000	50,646,911
Weighted-average shares outstanding – diluted	38,850,322	54,790,096	38,687,813	53,978,362
Cash dividends declared per ordinary share	$—	$—	$4.53	$—
Cash dividends declared per preferred share	$0.15	$—	$4.83	$0.21

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

AVG TECHNOLOGIES N.V.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF SHAREHOLDERS’ DEFICIT

(Expressed in thousands of U.S. Dollars – except for share data)

	Class D Preferred Shares		Ordinary Shares
			Class A		Class B1		Class B2		Class E
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances, January 1, 2012	12,000,000	$191,954	16,200,000	$212	9,316,224	$125	3,283,776	$44	7,200,000	$95
Net income	—	—	—	—	—	—	—	—	—	—
Other comprehensive income:
Foreign currency translation gain	—	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	—	—
Conversion of preferred shares and Class A, B1, B2 and E shares to ordinary shares	(12,000,000)	(191,954)	(16,200,000)	(212)	(9,316,224)	(125)	(3,283,776)	(44)	(7,200,000)	(95)
Share proceeds	—	—	—	—	—	—	—	—	—	—
Share issuance costs (net of income tax benefit of $966)	—	—	—	—	—	—	—	—	—	—
Exercise of share options	—	—	—	—	—	—	—	—	—	—
Cash dividends declared and paid on preferred shares	—	—	—	—	—	—	—	—	—	—
Share-based compensation, net of repurchases and liability awards	—	—	—	—	—	—	—	—	—	—

Balances, June 30, 2012	—	$—	—	$—	—	$—	—	$—	—	$—

	Ordinary Shares		Additional Paid- in Capital (Distributions in	Accumulated Other Comprehensive	Retained	Total Shareholders’
	Shares	Amount	Excess of Capital)	Income (Loss)	Earnings	Deficit
Balances, January 1, 2012	—	$—	$(388,225)	$(6,324)	$71,794	$(322,279)
Net income	—	—	—	—	21,953	21,953
Other comprehensive income:
Foreign currency translation gain	—	—	—	472	—	472

Other comprehensive income	—	—	—	472	—	472
Conversion of preferred shares and Class A, B1, B2 and E shares to ordinary shares	48,000,000	639	191,791	—	—	191,954
Share proceeds	4,000,000	52	63,948	—	—	64,000
Share issuance costs (net of income tax benefit of $966)	—	—	(11,777)			(11,777)
Exercise of share options	2,385,951	31	990	—	—	1,021
Cash dividends declared and paid on preferred shares	—	—	—	—	(2,555)	(2,555)
Share-based compensation, net of repurchases and liability awards	—		5,181	—	—	5,181

Balances, June 30, 2012	54,385,951	$722	$(138,092)	$(5,852)	$91,192	$(52,030)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

AVG TECHNOLOGIES N.V.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Six Months Ended June 30,
	2011	2012
OPERATING ACTIVITIES:
Net income	$93,017	$21,953
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,021	8,373
Share-based compensation	1,823	8,026
Deferred income taxes	(56,542)	1,365
Change in the fair value of contingent consideration liabilities	175	268
Amortization of financing costs and loan discount	743	1,333
Dividend income	—	(339)
Loss from investment in equity affiliate	119	109
Loss (gain) on sale of property and equipment	171	(41)
Net change in assets and liabilities, excluding effects of acquisitions:
Trade accounts receivable, net	3,603	(3,284)
Inventories	11	229
Accounts payable and accrued liabilities	(653)	6,512
Accrued compensation and benefits	(620)	2,471
Deferred revenue	8,416	6,268
Income taxes payable	872	1,047
Other assets	(1,981)	(1,211)
Other liabilities	(1,228)	(238)

Net cash provided by operating activities	52,947	52,841
INVESTING ACTIVITIES:
Purchase of property and equipment and intangible assets	(3,911)	(8,692)
Proceeds from sale of property and equipment	102	74
Dividends received	—	339
Cash payments for acquisitions, net of cash acquired	(7,036)	(3,947)

Net cash used in investing activities	(10,845)	(12,226)
FINANCING ACTIVITIES:
Payment of contingent consideration	(2,784)	—
Payment of deferred purchase consideration	—	(1,900)
Proceeds from long-term debt, net of discount	230,285	—
Debt issuance costs	(6,506)	—
Proceeds from issuance of ordinary shares	—	64,000
Share issuance costs	—	(8,040)
Proceeds from exercise of share options	—	347
Repayment of principal on long-term borrowings	(1,125)	(29,375)
Decrease (increase) in restricted cash	1,333	(561)
Dividends paid	(226,289)	(2,555)
Repurchases of share options from employees	—	(908)

Net cash provided by financing activities	(5,086)	21,008
Effect of exchange rate fluctuations on cash and cash equivalents	1,842	1,362

Change in cash and cash equivalents	38,858	62,985
Beginning cash and cash equivalents	63,146	60,740

Ending cash and cash equivalents	$102,004	$123,725

Supplemental cash flow disclosures:
Income taxes paid	$539	$2,588
Interest paid	$4,510	$8,873
Supplemental non-cash disclosures:
Issuance of ordinary shares on conversion of Class D preferred shares	$—	$191,954

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

AVG TECHNOLOGIES N.V.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Expressed in thousands of U.S. Dollars – except for share data and per share data, unless otherwise stated)

Note 1.     Organization and Basis of Presentation and Business

Organization and basis of presentation

The accompanying condensed consolidated interim financial statements include the financial statements of AVG Technologies N.V. and its wholly owned subsidiaries (collectively, the “Company” or “AVG”).

These condensed consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and the applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations.

The accompanying condensed consolidated interim balance sheet as of June 30, 2012, the condensed consolidated interim statements of comprehensive income for the three and six months ended June 30, 2011 and 2012, the condensed consolidated interim statements of cash flows for the six months ended June 30, 2011 and 2012 and the condensed consolidated interim statement of shareholders’ deficit for the six months ended June 30, 2012 are unaudited.

The December 31, 2011 condensed consolidated balance sheet included herein was derived from the Company’s audited financial statements as of that date, but does not include all disclosures including notes required by U.S. GAAP for complete financial statements. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto for each of the three years in the period ended December 31, 2011.

The unaudited condensed consolidated interim financial statements have been prepared on the same basis as the Company’s audited consolidated financial statements and, in the opinion of management, reflect all adjustments of a normal recurring nature considered necessary to present fairly the Company’s financial position as of June 30, 2012 and results of its operations for the three and six months ended June 30, 2011 and 2012, and cash flows for the six months ended June 30, 2011 and 2012. The interim results for the six months ended June 30, 2012 are not necessarily indicative of the results that may be expected for the year ending December 31, 2012.

Business

The Company is primarily engaged in the development and sale of internet security software and online service solutions that are mostly branded under the “AVG” name.

As of June 30, 2012, AVG Technologies N.V. had the same direct and indirect subsidiaries as described in the Company’s audited consolidated financial statements for the financial year ended December 31, 2011 except for the following:

•	OpenInstall, Inc. – incorporated in California, United States, which was acquired in January 2012.

Note 2.     Summary of Significant Accounting Policies

There have been no changes in the Company’s significant accounting policies for the six months ended June 30, 2012 as compared to the significant accounting policies described in the Company’s audited consolidated financial statements for the financial year ended December 31, 2011.

Note 3.     Acquisitions

2012 acquisitions

Purchase of OpenInstall, Inc.

On January 13, 2012, AVG Technologies USA, Inc. acquired 100% of the outstanding shares of OpenInstall, Inc. (“OpenInstall”), a technology company based in the United States that provides a cloud-based software installation platform that allows for more efficient distribution of software products, provides related analytics and is complementary to AVG’s secure search, performance optimization and other software offerings. The results of operations from the acquired business were included in the Condensed Consolidated Interim Statements of Comprehensive Income from the date of acquisition. Supplemental pro forma information for OpenInstall was not material to the Company’s financial results and was therefore not included. The Company recorded acquisition-related transaction costs of $502, which were included in General and administrative expenses.

The net assets acquired in the transaction, and the goodwill arising from it, were provisionally determined as follows:

Net assets(1)	$1,221
Intangible assets(2)	3,265
Goodwill(3)	1,163

Total purchase consideration	$5,649

(1)	Net assets included property and equipment of $19, deferred tax assets of $1,179 and net working capital of $23. The cash acquired in the transaction totaled $102.
(2)	Intangible assets included developed technology of $3,200 and domain names of $65, which are amortized over their estimated useful lives of 5 and 8 years respectively.
(3)	Goodwill is tax deductible. The goodwill resulted primarily from the Company’s expectation of synergies from the integration of OpenInstall technology with the Company’s existing solutions.

Components of consideration:
Cash consideration paid	$4,049
Deferred purchase consideration(4)	1,600

$5,649

(4)	The purchase consideration was deferred for the period of 12 months after the acquisition date.

At the time of acquisition the Company also entered into employment agreements with certain employee shareholders of OpenInstall, which include retention and incentive compensation arrangements for up to $22.5 million of payments contingent upon achieving certain profit targets over three years, with additional compensation consisting of $2.5 million in cash over two years. Such payments are accounted for as compensation expense in the periods earned. During the three and six months ended June 30, 2012, the Company recorded compensation expense of $594 and $1,227 respectively, which was included in Research and development expenses.

Note 4.     Goodwill

The changes in the carrying amount of goodwill are as follows:

Total
Net balance as of January 1, 2012	$71,367
Goodwill acquired through acquisitions(1)	1,163
Effects of foreign currency exchange	(897)

Net balance as of June 30, 2012(2)	$71,633

(1)	See Note 3 for acquisitions completed in the six months ended June 30, 2012.
(2)	There were no accumulated goodwill impairment losses as of June 30, 2012.

As of June 30, 2012, goodwill totaling $34,964 has been pledged as collateral to secure the long term debt (Note 7).

Note 5.     Intangible Assets

	December 31, 2011
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted- Average Remaining Useful Life
Customer relationships	$11,697	$(3,792)	$7,905	4.0 years
Developed technology	24,607	(10,601)	14,006	4.0 years
Software	9,272	(4,623)	4,649	2.5 years
Brand and domain names and other intangibles	9,450	(1,278)	8,172	7.5 years
Indefinite-lived trade names and other intangibles	303	—	303	Indefinite

Total	$55,329	$(20,294)	$35,035

	June 30, 2012
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted- Average Remaining Useful Life
Customer relationships	$11,676	$(5,014)	$6,662	4.0 years
Developed technology	24,307	(9,557)	14,750	3.5 years
Software	15,067	(5,739)	9,328	3.5 years
Brand and domain names and other intangibles	9,284	(1,789)	7,495	7.0 years
Indefinite-lived trade names and other intangibles	303	—	303	Indefinite

Total	$60,637	$(22,099)	$38,538

As of June 30, 2012, intangible assets with a carrying value of $20,014 have been pledged as collateral to secure the long term debt (Note 7).

Amortization expense was $1,304 and $2,670 in the three month period ended June 30, 2011 and 2012, respectively and $2,562 and $5,314 in the six months ended June 30, 2011 and 2012, respectively.

The changes in the carrying amount of intangible assets are as follows:

Total
Net balance as of January 1, 2012	$35,035
Additions	6,004
Acquisitions through business combinations(1)	3,265
Disposals	(5)
Amortization charge	(5,314)
Effects of foreign currency exchange on cost	(605)
Effects of foreign currency exchange on amortization	158

Net balance as of June 30, 2012	$38,538

(1)	See Note 3 for acquisitions completed in the six months ended June 30, 2012.

Total future amortization expense for intangible assets that have definite lives, based upon the Company’s existing intangible assets and their current estimated useful lives as of June 30, 2012, is estimated as follows:

Remainder of financial year 2012	$5,157
2013	10,444
2014	9,160
2015	6,933
2016	3,750
Thereafter	2,791

Total	$38,235

Note 6.    Related party transactions

On December 2, 2011, AVG entered into a consultancy agreement with Czech Value Participations I Inc. (“CVP1”), effective as of February 1, 2011, under which Robert Cohen, a contractor to CVP1, managing partner of Benson Oak Capital and former observer of the Company’s supervisory board, advises the Company with respect to corporate development, including mergers and acquisitions policy and activities. Mr. Cohen has certain powers to direct Orangefield Trust B.V., the managing director of Grisoft Holdings B.V., a major shareholder of the Company, on how to vote the shares in AVG held of record by Grisoft Holdings B.V. Under this agreement, the Company pays CVP1 approximately $19 per month plus a service success fee. The total fee, including the service success fee, for services rendered in the three and six months ended June 30, 2012 was $126 and $236, respectively and was recorded in General and administrative expenses. At June 30, 2012, the fee owed to CVP1 amounted to $191 and was included in Accrued expenses and other current liabilities.

On August 2, 2011, the Company entered into an agreement with Zbang It Ltd. (“Zbang”) pursuant to which the Company granted to Zbang an unsecured loan of a principal amount of $500. The Company owns a 34.35% interest in Zbang, which is disclosed as Investment in equity affiliate. The loan agreement was amended on February 26, 2012, and the principal amount of the loan provided increased to $680. A second amendment to the loan agreement dated May 18, 2012 increased the loan amount to $1,180, of which $780 has been provided at June 30, 2012. All other terms and conditions included in the agreement dated August 2, 2011 remained the same. The loan bears interest at an annual rate of 5%. The balance of the loan at June 30, 2012, including accrued interest, of $806 was included in Other current assets. See Note 17—Subsequent events.

Note 7.    Debt

Credit facility

On March 15, 2011, the Company entered into a credit agreement with a group of financial institutions (the “Credit Facility”). The Credit Facility provides a $235 million loan that is unconditionally and irrevocably guaranteed, jointly and severally, by certain AVG Technologies N.V. subsidiaries and is further secured by certain tangible and intangible assets of the Company and its subsidiaries with covenants obliging the Company to pledge new assets over a certain threshold. The Credit Facility bears interest at an adjusted LIBOR rate plus 6.0% with a LIBOR floor of 1.5%. Interest on the loan is payable quarterly in arrears. The Credit Facility contains financial covenants, measured at the end of each quarter, including a covenant to maintain a specified consolidated leverage ratio and interest coverage ratio (as defined in the Credit Facility). Additionally, the Credit Facility contains affirmative covenants, including covenants regarding the payment of taxes, maintenance of insurance, reporting requirements and compliance with applicable laws. The Credit Facility contains negative covenants, among other things, limiting the Company’s ability to incur debt, make acquisitions, make certain restricted payments and sell assets. The events of default under the Credit Facility include payment defaults, cross defaults with certain other indebtedness, breaches of covenants, judgment defaults, bankruptcy events and the occurrence of a change in control (as defined in the Credit Facility). As of June 30, 2012, the Company was in compliance with all required covenants.

The Credit Facility was fully drawn down with net cash proceeds of $223,754 received after deducting the issuance costs of $11,246, which included an original issue discount, financing arrangement fees and legal fees, and making payments for other direct and incremental costs related to the Credit Facility. The proceeds AVG Technologies N.V. received were used to pay dividends to the Company’s shareholders.

In connection with certain amendments made to the Credit Facility, the Company paid fees to the lenders of $423 in 2011. These fees are being amortized as an adjustment of interest expense over the remaining term of the Credit Facility using the interest method.

The amount of long-term debt under the Credit Facility shown in the accompanying Condensed Consolidated Interim Balance Sheet is analyzed as follows:

June 30, 2012
Principal	$235,000
Principal repaid	(29,375)
Unamortized deferred financing costs	(8,227)

Total debt	197,398
Less current portion	(23,500)

Non-current portion	$173,898

The Credit Facility terminates on March 15, 2016, on which date all outstanding principal, together with accrued interest, will be due and payable. The Company may prepay any amounts outstanding under the Credit Facility and terminate the Credit Facility at any time, without premium or penalty, subject to reimbursement of certain costs.

Under the Credit Facility, the Company may also elect to request the establishment of one or more new term loan commitments in an aggregate principal amount not in excess of $100,000 (incremental term loan) provided certain conditions and financial covenants are met. Such new commitments are available at the discretion of the lenders. With the exception of the weighted average life to maturity, maturity date and the yield thereof (each of which as defined in the Credit Facility), the terms and the provisions of the incremental loan, if the incremental loan is established in the future, shall be substantially identical to those described above related to the $235,000 loan.

The Credit Facility is secured by certain tangible, intangible, and current assets of the Company with covenants obliging the Company to also pledge new assets over a certain threshold. The collateral granted by the borrower and certain of its subsidiaries includes present and future pledges, mortgages, first priority floating and fixed charges and security interests with respect to, but not limited to, equity rights, shares and related rights (ownership interests), fixed assets, intellectual property rights (trademarks, domains and patents), intercompany and trade receivables, goodwill, bank accounts, insurance claims and commercial claims. In addition to the pledging of goodwill (Note 4) and intangible assets (Note 5), as of June 30, 2012, cash amounting to $116,529, property and equipment with a carrying value of $5,831 and accounts receivable amounting $24,358 have been pledged as collateral to secure the Company’s long term debt.

As of June 30, 2012, the mandatory principal payments under the credit facility are as follows:

Remainder of financial year 2012	$11,750
2013	23,500
2014	23,500
2015	23,500
2016	123,375

Total	$205,625

Note 8.    Fair Value Measurements

The Company measures and reports its derivative instruments and contingent purchase consideration liabilities at fair value. Fair value is defined as an exit price that would be received for the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy defines a three-level valuation hierarchy for disclosure of fair value measurements as follows:

•	Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2: Observable inputs that reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•

Level 3: Unobservable inputs reflecting the Company’s own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

Assets and liabilities measured and recorded at fair value on a recurring basis

The following table summarizes the Company’s assets and liabilities that are measured at fair value on a recurring basis, by level, within the fair value hierarchy:

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Assets
Foreign currency contracts (1)	$—	$161	$—	$161

Total assets measured at fair value	$—	$161	$—	$161

Liabilities:
Contingent purchase consideration liabilities (2)	$—	$—	$12,835	$12,835

Total liabilities measured at fair value	$—	$—	$12,835	$12,835

	June 30, 2012
	Level 1	Level 2	Level 3	Total
Assets
Foreign currency contracts (1)	$—	$341	$—	$341

Total assets measured at fair value	$—	$341	$—	$341

Liabilities:
Contingent purchase consideration liabilities (2)	$—	$—	$12,829	$12,829

Total liabilities measured at fair value	$—	$—	$12,829	$12,829

(1)	Contract fair values are determined based on quoted prices for similar assets in active markets using inputs such as currency rates and forward points.
(2)

The fair values of the contingent purchase consideration liabilities were determined for each arrangement individually. The fair value is determined using the income approach with significant inputs that are not observable in the market. Key assumptions include discount rates consistent with the level of risk of achievement and probability adjusted financial projections. The expected outcomes are recorded at net present value, which requires adjustment over the life of the instruments for changes in risks and probabilities.

The following table sets forth a summary of changes in the value of the Company’s Level 3 financial liabilities:

	Three Months Ended		Six Months Ended
	June 30, 2011	June 30, 2012	June 30, 2011	June 30, 2012
Fair value - beginning of period	$3,640	$13,319	$3,159	$12,835
Additions due to acquisitions	—	—	1,632	—
Change in fair value of Level 3 liabilities (3)	88	116	175	268
Effects of foreign currency exchange	(122)	(606)	(85)	(274)
Payments of contingent consideration	(454)	—	(1,729)	—

Fair value - end of period	$3,152	$12,829	$3,152	$12,829

(3)

The change in fair value of the contingent purchase consideration liabilities, which was included in General and administrative expenses, is due to the passage of time and changes in the probability of achievement used to develop the estimate.

The carrying amounts of cash and cash equivalents, trade accounts receivable and accounts payable reported in the Condensed Consolidated Interim Balance Sheet approximate their respective fair values because of the short term nature of these accounts. The fair value of the Company’s investment in Scene as of June 30, 2012 was estimated at $9,750. The Company classified its investment in Scene as Level 3, as unobservable inputs that were significant to the fair value measurement were used in the valuation of the investment. The fair value of the investment was determined using the market approach which includes the use of multiples of earnings derived from comparable software companies to Scene. The valuation also takes into account other variables such as Scene’s capital structure, terms of the investment including put and call options. The fair value of long-term debt as of June 30, 2012 was $205,352 as compared to its carrying amount of $197,398 (Note 7). The fair value of long-term debt was estimated through Level 2 of the fair value hierarchy using a discounted cash flow model, based on the rates currently available for debt with similar terms and remaining maturities.

Note 9.     Consolidated Balance Sheet Detail

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	December 31, 2011	June 30, 2012
Accrued legal and professional fees	$4,707	$3,848
Accrued marketing	2,552	2,805
Accrued communication services	514	439
Accrued rent and service costs	671	964
Accrued license fees	908	1,537
Accrued interest	832	444
Accrued sale commissions, rebates and discounts	2,006	3,749
Accrued customer support fees	910	1,079
Accrued electronic sales provider fees	336	690
Other accrued expenses	1,799	2,201
VAT liability	1,126	1,440
Deferred purchase consideration	1,911	1,600
Contingent purchase consideration	12,606	12,570

Total accrued expenses and other current liabilities	$30,878	$33,366

Note 10.     Other Income (Expense), Net

Other income (expense), net is comprised of the following:

	Three Months Ended		Six Months Ended
	June 30, 2011	June 30, 2012	June 30, 2011	June 30, 2012
Interest income	$16	$27	$19	$65
Interest on long-term debt	$(4,455)	$(3,946)	$(5,292)	$(8,485)
Amortization of financing costs and loan discount	(634)	(629)	(743)	(1,333)
Bank charges and other finance costs	(33)	(48)	(73)	(110)

Interest and finance costs	$(5,122)	$(4,623)	$(6,108)	$(9,928)
Foreign currency exchange transaction gains (losses), net	$268	$(908)	$(1,157)	$(2,040)
Foreign currency contract gains (losses), net	85	(3)	500	215
Dividend income	—	339	—	339
Other, net	1	—	3	—

Total other income (expense), net	$(4,752)	$(5,168)	$(6,743)	$(11,349)

Note 11.     Commitments and Contingencies

Lease commitments

The Company leases its facilities and certain equipment under operating leases that expire at various dates through 2022. Some of the leases contain renewal options, escalation clauses, rent concessions, and leasehold improvement incentives. Rent expense is recognized on a straight-line basis over the lease term. Rent expense was $1,081 and $1,399 in three months ended June 30, 2011 and 2012, respectively and $1,809 and $2,779 in the six months ended June 30, 2011 and 2012, respectively.

The following is a schedule by years of minimum future rentals on non-cancelable operating leases as of June 30, 2012:

Remainder of financial year 2012	$2,391
2013	4,372
2014	4,025
2015	2,943
2016	1,496
Thereafter	3,581

Total minimum future lease payments	$18,808

Purchase obligations

The Company has purchase obligations that are associated with agreements for purchases of goods or services. Management believes that cancellation of these contracts is unlikely and thus the Company expects to make future cash payments according to the contract terms.

The following is a schedule by years of purchase obligations as of June 30, 2012:

Remainder of financial year 2012	$2,003
2013	243
2014	12
2015	3
2016	1

Total minimum future purchase obligations	$2,262

Other Commitments

In connection with the Company’s business combinations, the Company has agreed to pay certain additional amounts contingent upon the achievement of certain revenue targets and other milestones or upon the continued employment with the Company of certain employees of the acquired entities. The Company recognized such compensation expense of $443 and $326 during three months ended June 30, 2011 and 2012, respectively and $677 and $1,424 during six months ended June 30, 2011 and 2012, respectively. As of June 30, 2012, the Company estimated that future compensation expense and contingent payments of up to $6,877 may be recognized in the Statement of Comprehensive Income pursuant to these business combination agreements.

Litigation contingencies

The Company is involved in legal proceedings and claims in the ordinary course of business. While the outcome of these matters is currently not determinable, the final resolution of these lawsuits, individually or in the aggregate, is not expected to have a material adverse effect on the Company’s financial condition or results of operations.

Note 12.     Geographic and Major Customer Information

The Company operates in one reportable segment. Revenues are attributed to countries based on the location of the Company’s channel partners as well as direct customers of the Company.

The following table represents revenue attributed to countries based on the location of the customer:

	Three Months Ended		Six Months Ended
	June 30, 2011	June 30, 2012	June 30, 2011	June 30, 2012
Revenue:
United States	$36,545	$41,604	$72,041	$84,775
United Kingdom	10,833	13,422	20,238	27,203
Other foreign countries (1)	18,771	27,497	34,644	53,530

Total	$66,149	$82,523	$126,923	$165,508

(1)	No individual country represented more than 10% of the respective totals.

The following table represents revenue attributed to regions based on the location of the customer:

	Three Months Ended		Six Months Ended
	June 30, 2011	June 30, 2012	June 30, 2011	June 30, 2012
Revenue:
Americas	$40,418	$46,817	$79,121	$95,206
EMEA	22,437	31,243	41,525	61,271
Asia Pacific	3,294	4,463	6,277	9,031

Total	$66,149	$82,523	$126,923	$165,508

The table below lists the Company’s property and equipment, net of accumulated depreciation, by country.

	December 31, 2011	June 30, 2012
Property and equipment:
Czech Republic	$7,385	$6,841
United States	2,874	2,734
Other foreign countries(1)	2,177	2,313

Total	$12,436	$11,888

(1)	No individual country represented more than 10% of the respective totals.

The table below lists the Company’s property and equipment, net of accumulated depreciation, by region.

	December 31, 2011	June 30, 2012
Property and equipment:
Americas	$2,874	$2,734
EMEA	9,462	9,057
Asia Pacific	100	97

Total	$12,436	$11,888

Significant customers

Revenues in the three and six months ended June 30, 2011 and 2012 included revenues derived from significant business partners as follows (in percentages of total revenue):

	Three Months Ended		Six Months Ended
	June 30, 2011	June 30, 2012	June 30, 2011	June 30, 2012
Business partner:
A	7%	—	12%	—
B	26%	42%	19%	42%

Note 13.    Ordinary and Preferred Shares

Ordinary shares

The Company’s authorized, issued and outstanding ordinary shares consist of the following:

	December 31, 2011
	Shares Authorized	Shares Issued and Outstanding	Par value
Class A shares (“Class A shares”)	50,437,500	16,200,000	$212
Class B1 shares (“Class B1 shares”)	37,828,125	9,316,224	125
Class B2 shares (“Class B2 shares”)	12,609,375	3,283,776	44
Class C shares (“Class C shares”)	11,250,000	—	—
Class E shares (“Class E shares”)	50,437,500	7,200,000	95
Ordinary shares	50,437,500	—	—

Total	213,000,000	36,000,000	$476

	June 30, 2012
	Shares Authorized	Shares Issued and Outstanding	Par value
Ordinary shares	120,000,000	54,385,951	$722

Total	120,000,000	54,385,951	$722

Preferred shares

As of December 31, 2011, the Company classified its 12,000,000 Class D preferred shares outside of shareholders’ equity (deficit) because the shares contained certain redemption features that were not solely within the Company’s control. The 12,000,000 Class D preferred shares were converted into 12,000,000 ordinary shares upon the closing of the Company’s initial public offering as described below.

The Company’s authorized, issued and outstanding preferred shares consist of the following:

	December 31, 2011
	Shares Authorized	Shares Issued and Outstanding	Carrying value
Class D preferred shares	12,000,000	12,000,000	$191,954

Total	12,000,000	12,000,000	$191,954

	June 30, 2012
	Shares Authorized	Shares Issued and Outstanding	Carrying value
Preferred shares	120,000,000	—	$—

Total	120,000,000	—	$—

Initial public offering

AVG publicly filed its initial Form F-1 with the SEC on January 13, 2012 and on February 7, 2012 closed its initial public offering of 8,000,000 ordinary shares at an offering price of $16.00 per share. AVG offered 4,000,000 ordinary shares and the selling shareholders offered 4,000,000 ordinary shares. AVG did not receive any proceeds from the sale of the ordinary shares by the selling shareholders other than the proceeds from options which were exercised by certain selling shareholders in connection with the initial public offering. The initial public offering resulted in net proceeds to AVG of $52,223, after deducting underwriting discounts, commissions and offering expenses paid by AVG. The right that was granted to the underwriters to purchase up to 1,200,000 ordinary shares from certain of the selling shareholders within 30 days of the initial public offering to cover over-allotments was not exercised.

Costs of $11,777 directly associated with the initial public offering have been recorded as a reduction of the proceeds received in determining the amount to be recorded in additional paid-in capital. These costs were capitalized and recorded as prepaid share issuance cost prior to the closing of the initial public offering.

On February 7, 2012, upon the closing of the initial public offering, the Company’s Articles of Association were amended and restated in their entirety. As a result of this amendment, the authorized capital of the Company changed to Euro 2,400,000 (prior to the amendment Euro 2,250,000). The authorized capital is comprised of 240,000,000 shares with a nominal value of Euro 0.01 per share and is divided into 120,000,000 ordinary shares and 120,000,000 preferred shares.

Upon the closing of the initial public offering, class A, B1, B2 and E shares were automatically converted into 36,000,000 ordinary shares with all special rights associated with the existing classes of shares ceasing to be applicable. Class D preferred shares were converted into 12,000,000 ordinary shares, with all special rights associated with Class D preferred shares ceasing to be applicable. In connection with this conversion, the accrued and unpaid dividends on Class D preferred shares of $2,555 were paid in cash. The Class D preferred shares carrying value was reclassified from the mezzanine section of the balance sheet to shareholders’ deficit.

On February 7, 2012, the Company issued 2,382,591 ordinary shares as a result of the exercise of the same number of share options.

Upon the exercise of the same number of share options, the Company issued 1,920 and 1,440 ordinary shares on May 15, 2012 and June 6, 2012, respectively.

Note 14.    Share-Based Compensation

The following table sets forth the total share-based compensation expense under the 2009 Option Plan as amended and the share-based compensation expense related to the shares of AVG that the former owners of TuneUp Software GmbH (“TuneUp”), a company acquired by AVG in 2011, will receive subject to their continued employment with the Company and other vesting conditions recognized in the Condensed Consolidated Interim Statements of Comprehensive Income.

	Three Months Ended		Six Months Ended
	June 30, 2011	June 30, 2012	June 30, 2011	June 30, 2012
Cost of revenue	$6	$5	$12	$13
Sales and marketing	480	513	1,200	1,105
Research and development	372	372	797	1,060
General and administrative	297	2,805	(186)	5,848

Total	$1,155	$3,695	$1,823	$8,026

Share options

Compensation costs related to employee share option grants are based on the fair value of the options on the date of grant, net of estimated forfeitures. Management estimates the forfeiture rate based on analysis of actual forfeitures and management will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience. The impact from a forfeiture rate adjustment will be recognized in full in the period of adjustment, and if the actual number of future forfeitures differs from that estimated by management, the Company may be required to record adjustments to share-based compensation expense in future periods. Compensation costs on share based awards with graded vesting are recognized on an accelerated basis as though each separately vesting portion of the award was, in substance, a separate award.

As of June 30, 2012, the total compensation cost related to unvested share options granted to employees not yet recognized was $8,357 net of estimated forfeitures. This cost will be amortized to expense over a weighted average remaining period of 1.88 years and will be adjusted for subsequent changes in estimated forfeitures.

The following table summarizes the options granted in the six months ended June 30, 2012, with their exercise prices, the fair value of ordinary shares as of the applicable grant date, and the intrinsic value, if any:

Grant Date	Number of Options Granted	Exercise Price	Ordinary Shares Fair Value Per Share at Grant Date	Intrinsic Value
January 10, 2012	226,667	$23.50	$23.50	$—
February 7, 2012	1,340,684	$16.00	$16.00	$—
April 1, 2012	29,000	$14.93	$14.93	$—
May 14, 2012	269,000	$14.15	$14.15	$—

The weighted-average grant date fair value (per share) was $5.40. During the six months ended June 30, 2012, 2,385,951 share options were exercised, 24,960 share options were repurchased, 90,881 share options expired and 111,728 share options were forfeited.

Shares issuable to TuneUp former owners

As part of the acquisition of TuneUp, the former owners of TuneUp will receive shares of AVG with a total value of Euro 11.5 million subject to their continued employment with the Company and other vesting conditions. The Company recognizes the expense relating to these shares over a four-year vesting period. During the three and six months ended June 30, 2012, the Company recognized compensation expense of $1,925 and $3,887, respectively, which was included in General and administrative expenses. As of June 30, 2012, total unrecognized share-based compensation expense relating to the unvested shares was $8,357. This amount is expected to be recognized over a remaining period of 3.2 years.

Note 15.     Income Taxes

Income taxes for the three and six months ended June 30, 2011 and 2012 have been determined by applying the effective tax rate for the year estimated as of the balance sheet date to the pre-tax result for the period, in accordance with guidance set out in ASC 740-270, “Interim Reporting—Income Taxes”. Based on current tax laws and expected operating results for the full fiscal year, the Company's forecasted annual effective tax rate for 2012 is 19.2 percent. Unusual and/or infrequent items which may cause significant variations in the customary relationship between income tax expense and income before income taxes are not included in the estimated effective tax rate and are accounted for separately in the period in which they occur.

The Company’s forecasted annual effective tax rate continues to be lower than the statutory tax rate in the Netherlands primarily as a result of favorable tax rates in foreign jurisdictions as well as favorable tax rates agreed with the Dutch tax authorities for the Company’s operations in the Netherlands.

The Company recorded an income tax benefit of $58,496 and $55,585 during the three and six months ended June 30, 2011, respectively. The Company recorded income tax expense of $3,346 (23.2 percent effective tax rate) and $7,264 (24.9 percent effective tax rate) during the three and six months ended June 30, 2012, respectively.

The primary reason for the difference in the effective tax rates between 2011 and 2012 is due to a favorable tax ruling obtained from the Dutch tax authorities on June 1, 2011 on the application of the innovation box regime for the Dutch fiscal unity. The benefit recognized in 2011 primarily relates to the recognition of a deferred tax asset for the additional tax depreciation on certain assets permitted by the ruling.

Additional differences in the effective tax rates between 2011 and 2012 are due to changes in the mix of jurisdictional earnings, nondeductible stock option expense, and minor discrete items relating to prior period adjustments and assessments on realizability of deferred tax assets.

Note 16.     Earnings Per Share

In accordance with ASC 260 “Earnings Per Share”, basic earnings available to ordinary shareholders per share is computed based on the weighted-average number of ordinary shares outstanding during each period. Diluted earnings available to ordinary shareholders per share is computed based on the weighted-average number of ordinary shares outstanding during each period, plus potential ordinary shares considered outstanding during the period, as long as the inclusion of such shares is not anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of share options (using the treasury shares method), incremental shares issuable upon subscription of AVG shares by TuneUp former owners (using the treasury shares method) and ordinary shares issuable upon the conversion of the Company’s Class D preferred shares to ordinary shares (using the if-converted method).

For the three and six months ended June 30, 2011, the Company applied the two-class method when computing its earnings per share, which requires that net income per share for each class of share (ordinary shares and preferred shares) be calculated assuming 100% of the Company’s net income is distributed as dividends to each class of share based on their contractual rights. Class D preferred shareholders had the right to participate with ordinary shareholders in dividends and unallocated income. Since the conversion of Class D preferred shares to ordinary shares on February 7, 2012, the Company has only one class of securities that participate in dividends. Therefore the two-class method is not applicable for computing the earnings per share for the three and six months ended June 30, 2012.

The following table sets forth the computation of basic and diluted earnings per ordinary share:

	Three Months Ended		Six Months Ended
	June 30, 2011	June 30, 2012	June 30, 2011	June 30, 2012
Numerator:
Net income	$75,040	$11,046	$93,017	$21,953
Preferred share dividends	(1,802)	—	(3,604)	(753)
Distributed and undistributed earnings to participating securities	(22,251)	—	(26,299)	—

Net income available to ordinary shareholders - basic	$50,987	$11,046	$63,114	$21,200

Preferred share dividends	—	—	—	753

Net income available to ordinary shareholders - diluted	$50,987	$11,046	$63,114	$21,953

Denominator:
Weighted-average ordinary shares outstanding – basic	36,000,000	54,385,471	36,000,000	50,646,911
Potential ordinary shares	2,850,322	404,625	2,687,813	3,331,451

Weighted-average ordinary shares outstanding – diluted	38,850,322	54,790,096	38,687,813	53,978,362

Earnings per ordinary share – basic	$1.42	$0.20	$1.75	$0.42
Earnings per ordinary share – diluted	$1.31	$0.20	$1.63	$0.41

The following securities that could potentially dilute basic earnings per share in the future have been excluded from the above computation of earnings per share as their inclusion would have been anti-dilutive.

	June 30, 2011	June 30, 2012
Class D preferred shares	12,000,000	—
Options to purchase ordinary shares	309,308	3,220,738

Anti-dilutive shares	12,309,308	3,220,738

Note 17.     Subsequent Events

On July 6, 2012, the Company acquired the assets of Crossloop Inc (“Crossloop”), a Delaware corporation engaged in the business of offering software applications for desktop sharing and connecting computer users with service providers. The total purchase consideration consists of cash consideration of $500 adjusted for advance payments made and earn-out consideration of up to $100 dependent upon achievement of certain milestones. The Company is in the process of evaluating the fair value of assets acquired and liabilities assumed. The results of operations from the acquired Crossloop business will be included in the consolidated statements of comprehensive income from the date of acquisition. For the six months ended June 30, 2012, the Company recorded acquisition-related transaction costs of $70, which were included in General and administrative expenses.

As described in the Note 6, the Company granted an unsecured loan to Zbang. In line with the second amendment to the loan agreement dated May 18, 2012 an additional loan of $200 was provided on July 5, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVG TECHNOLOGIES N.V.

Date: August 14, 2012	By:	/s/ John Little
Name: John Little
Title: Chief Financial Officer and Managing Director